December 18, 2024

Jeremiah Ashukian
Chief Financial Officer
Krispy Kreme, Inc.
2116 Hawkins Street
Charlotte, NC 28203

        Re: Krispy Kreme, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-40573
Dear Jeremiah Ashukian:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services